*JP 3/8

AB 3/12

13014063

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 07 2013
Washington DC
400

SEC FILE NUMBER
8-17025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.L. King & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Nine Elk Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Benton (518)431-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

677 Broadway	Albany	NY	12207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/13

OATH OR AFFIRMATION

I, Robert A. Benton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.L. King & Associates, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LUCINDA G. LISTING
Notary Public, State of New York
No. 01LI4840528
Qualified in Rensselaer County
Commission Expires December 31, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.L. King & Associates, Inc. and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2012

C.L. King & Associates, Inc. and Subsidiary
Index
December 31, 2012

pwc

Independent Auditor's Report

To Board of Directors and Stockholders of
C.L King & Associates, Inc and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of C.L King & Associates, Inc and Subsidiary (the "Company") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of C.L King & Associates, Inc and Subsidiary as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Albany, NY
March 1, 2013

PricewaterhouseCoopers LLP, 677 Broadway, Albany, NY 12207
T: (518) 462 2030, F: (518) 427 4499, www.pwc.com/us

C.L. King & Associates, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 878,273
Cash and securities segregated under federal and other regulations	101,238,272
Deposits with clearing organizations	11,481,778
Receivables from	
Brokers, dealers and clearing organizations	9,172,065
Securities borrowed	77,391,890
Customers	21,433,377
Related parties	110,453,119
Securities owned, at fair value ($7,814,354 pledged)	112,154,298
Property and equipment, net	1,002,516
Other assets	2,339,832
Total assets	$ 447,545,420
Liabilities and Stockholders' Equity	
Short-term bank loans	$ 65,695,984
Payables to	
Brokers, dealers and clearing organizations	1,207,099
Securities loaned	103,733,417
Customers	89,464,018
Related parties	129,838,673
Securities sold, but not yet purchased, at fair value	6,636,633
Accounts payable and accrued expenses	5,872,087
	402,447,911
Commitments and contingencies (Note 8)	
Subordinated borrowings - related party	14,000,000
Stockholders' equity	
Common stock; $.01 par value; authorized 500,000 shares; issued 305,000 shares	3,050
Additional paid-in capital	9,096,950
Retained earnings	22,022,122
Less: Treasury stock, at cost, 9,250 shares	(24,613)
Total stockholders' equity	31,097,509
Total liabilities and stockholders' equity	$ 447,545,420

The accompanying notes are an integral part of the consolidated financial statement.

1. Organization

The consolidated financial statements include the accounts of C.L. King & Associates, Inc. (the "Company") and its wholly owned subsidiary Jetco V, LLC that was not active throughout 2012. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is engaged principally in the trading and brokerage of equity and fixed income securities and other investment products for individual and institutional customers throughout the United States. In its capacity as a broker-dealer, the Company clears derivative products for clients and affiliates on certain exchanges.

2. Significant Accounting Policies

Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2012 have been made.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers cash and amounts in demand deposit accounts at various financial institutions, other than those segregated under federal and other regulations, to be cash equivalents.

Securities Transactions
Securities owned and securities sold, but not yet purchased, consist of trading and investment securities and are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures."

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Realized and unrealized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Equity securities owned and equity securities sold, but not yet purchased are comprised of United States equity securities and are measured at fair value based on quoted market prices. The resulting unrealized gains and losses are reported in revenue from principal transactions, net.

Fixed income securities owned, and fixed income securities sold, but not yet purchased, generally are valued on the basis of prices furnished by a pricing service when the Company believes such prices accurately reflect the fair value of such securities. A pricing service utilizes electronic data

processing techniques based on yield spreads relating to securities with similar characteristics to determine prices for normal institutional-size trading units of debt securities without regard to sale or bid prices. If the Company decides that a price provided by the pricing service does not accurately reflect the fair value of the securities, when prices are not readily available from a pricing service or when restricted or illiquid securities are being valued, securities are measured at fair value estimated by the Company as further described in the following paragraph. The resulting unrealized gains and losses are included in revenue from principal transactions, net.

The Company considers all appropriate factors relevant to the value of securities for which it has determined other pricing sources are not available or reliable as described above. No single factor for determining fair value takes precedent, since fair value depends upon specified facts and circumstances of each security. As a general principle, the current fair value of an issue of securities being valued by the Company would approximate the amount which the owner might reasonably expect to receive for them upon their current sale. Methods which are in accordance with this principle may, for example, be based on (i) a discount from market of a similar freely traded security (including a derivative security or a basket of securities traded on other markets, exchanges or among dealers); or (ii) yield to maturity with respect to debt issues, or a combination of these and other methods.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date and underwriting commitment fees at the time the underwriting is completed and the income is reasonably determinable.

Resale and Repurchase Agreements
Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company will obtain possession of collateral with a fair value equal to or in excess of the principal amount of cash loaned under resale agreements. These agreements typically mature within one week.

The Company monitors the collateral and exposure related to margin accounts, repurchase agreements and securities borrowed and when necessary establishes a reserve. The Company has not established a reserve for financial assets as of December 31, 2012.

Securities-Lending Activities
Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided for using both straight line and accelerated methods with lives ranging from three to ten years.

Financial Instruments
The financial instruments of the Company are reported on the statements of financial condition at fair value, or at carrying amounts that approximate fair value because of the short maturity of the

instrument, except subordinated borrowings. The fair value of subordinated borrowings from the Company's principal stockholder at December 31, 2012 is not readily estimatable due to a lack of an observable market for these or similar instruments.

Securities segregated under federal and other regulations, receivables and payables from and to brokers, dealers, clearing organizations, customers and related parties and short-term bank loans, are reported on the statements of financial condition at amortized cost. While this is estimated to approximate fair value, they are not accounted for at fair value and therefore are not included in the Company's fair value hierarchy detailed in Note 6. Had these balances been thus included, all of them would have been classified in level 2 as of December 31, 2012.

Commissions
Commissions are earned from trades executed on behalf of customers and affiliates. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue from payments for firm research is recognized when such payments are received.

Interest and Dividend Income and Expense
Interest and dividends received and paid on securities owned, at fair value and securities sold, but not yet purchased, at fair value are accounted for on an accrual basis and included as a component of interest income and interest expense or commissions, fees, and other revenue, respectively. Interest income and expense is recognized from collateralized financing transactions and loans payable at their stated contractual rates of interest.

Income Taxes
No provision for income taxes has been made in the accompanying financial statements as the Company has elected to be taxed as a Subchapter S corporation and, therefore, is not generally taxed at the corporate level other than for state franchise taxes. The Company's earnings and tax credits are passed through to the stockholders.

A provision shall be recognized in the financial statements when and to the extent a tax position (an "uncertain tax position") is not more likely than not to be sustained upon examination. As of December 31, 2012, the Company has not recorded any provision for uncertain tax positions taken on returns filed from open tax years (2009-2011), or expected to be taken on the Company's 2012 tax return. The Company identifies its major tax jurisdictions as U.S. Federal, New York, New Jersey, Massachusetts, Wisconsin and Minnesota.

3. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $61,036,930 and resale agreements collateralized by U.S. Government securities of $40,000,000 as of December 31, 2012 have been segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

The Company had a reserve requirement for proprietary accounts of introducing brokers (PAIB) of $100,015 at December 31, 2012. Cash of $201,342 as of December 31, 2012 was segregated in a special reserve bank account.

4. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations consist of the following as of December 31, 2012:

Repurchase agreements	$ 3,477,720
Receivables from clearing broker	2,053,170
Receivables from clearing organizations	351,241
Receivables from brokers for underwriting	134,068
Receivables from securities failed to deliver	3,155,866
	$ 9,172,065

Payables to brokers for unsettled securities transactions	$ 806,564
Payable to clearing broker	146
Payable to clearing organization	73,267
Payables from securities failed to receive	227,107
Payables to introducing brokers	100,015
	$ 1,207,099

Receivables from clearing broker represent cash balances on deposit with and securities receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statements of financial condition. However, the Company does not anticipate nonperformance by the counter party.

Proprietary securities transactions are recorded on trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers and clearing organization on the statements of financial condition.

5. Receivables From and Payables to Customers and Related Parties

Receivables from and payables to customers and related parties include amounts from cash and margin transactions. Securities owned by customers and related parties are held as collateral for the receivable balances. Customer collateral of $24,568,341 and related party collateral of $87,026,594 at fair value at December 31, 2012 was not included in the financial statements.

At December 31, 2012, the Company had $2,012,116 of collateral on deposit at clearing organizations. Of that amount, $1,413,511 was required to support customer positions.

6. Securities Owned and Securities Sold, but not yet Purchased

In accordance with FASB ASC 820, fair value is defined as the price that would be received by the Company upon selling an asset or paid by the Company to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of a principal market for the asset or liability, the assumption is that the transaction occurs on the most advantageous market for the asset or liability. FASB ASC 820 established a three-tier fair value hierarchy that prioritizes the assumptions, also known as "inputs", to valuation techniques used by market participants to measure fair value. The term "inputs" refers broadly to the assumptions that

market participants would use in pricing the asset or liability, including assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or the risk inherent in the inputs to the valuation technique. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques used to measure fair value should maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier hierarchy of inputs is summarized in three levels with the highest priority given to Level 1 and the lowest priority given to Level 3: Level 1 - quoted prices in active markets for identical securities, Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.) and Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The following is a summary of the inputs used in valuing the Company's assets carried at fair value at December 31, 2012:

Valuation Inputs	**Securities Owned**	**Securities Sold, but not yet Purchased**
Level 1 - Quoted prices		
Common and preferred equities	$ 15,555,454	$ 2,244,172
Total Level 1	15,555,454	2,244,172
Level 2 - Significant other observable inputs		
U.S. Government and Federal agency obligations	15,448,198	3,260,408
State and municipal bonds	56,614,389	-
Corporate obligations	19,748,740	1,132,053
Preferred equities	4,787,517	-
Total Level 2	96,598,844	4,392,461
Level 3 - Significant unobservable inputs		
Total Level 3	-	-
	$ 112,154,298	$ 6,636,633

7. Property and Equipment

Property and equipment consists of the following at December 31, 2012:

Furniture/fixtures	$ 261,128
Office equipment	1,778,136
Leasehold improvements	1,229,456
	3,268,720
Less: Accumulated depreciation	(2,266,204)
Property and equipment, net	$ 1,002,516

8. Short-Term Bank Loans

The short-term bank loans are obtained under four lines of credit: one $15,000,000 line of credit, one $45,000,000 line of credit and two $20,000,000 lines of credit, all with variable interest rates. The interest rates on the lines are as follows: on one of the lines, it is based upon the 30 day LIBOR rate plus 0.85% (1.16% at December 31, 2012), another is based upon the targeted federal funds rate plus 1.00% (1.25% at December 31, 2012), another is based upon the actual federal funds rate plus 1.00% (1.03% at December 31, 2012) and the fourth is based upon the overnight LIBOR rate plus 1.00% (1.21% at December 31, 2012). As of December 31, 2012 and 2011, the loans are collateralized by $102,210,425 and $74,206,011, respectively, of the Company's and certain related parties' securities purchased on margin subject to certain regulatory formula. The average interest rates on these loans were 1.25% and 1.35% for the years ended December 31, 2012 and 2011, respectively. Total unused lines of credit amounted to $34,304,016 at December 31, 2012.

9. Commitments and Contingencies

The Company leases office space and certain office and communication equipment under noncancelable operating leases which expire at various times through 2020. Certain leases contain renewal options and escalating rent. Future minimum annual rentals payable are as follows:

2013	$ 1,216,491
2014	1,070,585
2015	1,013,405
2016	939,964
2017	881,684
Thereafter	990,658
	$ 6,112,787

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2012, the total of all open underwriting commitments was $11,888,948. The subsequent settlement of these underwriting commitments had no material effect on the financial statement as of December 31, 2012.

At December 31, 2012, the approximate fair value of collateral received that can be sold or pledged by the Company was:

Sources of collateral	
Securities purchased under agreements to resell	$ 43,431,811
Securities borrowed, collateralized by cash	75,284,580
Uses of collateral	
Securities loaned, collateralized by cash	$ 103,449,782

Litigation
In the normal course of business, the Company has been named a defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation or otherwise has possible exposure, under certain claims. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages or are class actions which seek unspecified damages that could be substantial. These proceedings arise primarily from investment banking activities. Although there can be no assurance as to the eventual outcome of these matters, in the opinion of management based upon the advice of its attorneys, such matters will not in the aggregate have a material adverse effect on the Company's liquidity or financial position, although they could have a material effect on annual operating results in the period in which they are resolved. This estimate is based upon currently available information for those legal proceedings in which the Company is involved, where an estimate for such losses can be made. For certain cases, the Company does not believe that an estimate can currently be made. The estimate is based on various factors, including the varying stages of the proceedings and the uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

Regulatory
The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies and taxing authorities regarding the Company's business which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include, among other things, inquiries from the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA") and various state regulators and other governmental agencies.

Guarantees and Indemnities
In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated because there is no maximum. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

10. Subordinated Borrowings

On July 15, 2010, March 31, 2011 June 30, 2011 and February 8, 2012 the Company entered into four separate secured demand note agreements ("SDNs") with the Company's principal stockholder. The first two of these four agreements, respectively, are for a principal amount of

$5,000,000 and bear interest at 4% while the remaining two agreements are each for a principal amount of $2,000,000 and bear interest at 2%. These are recorded as receivables from related parties and subordinated borrowings on the statements of financial condition. The SDNs are collateralized by securities with a fair value of $29,485,208 at December 31, 2012. Interest is paid monthly with the principal amount due at maturity on July 31, 2013, March 31, 2014, June 30, 2014 and March 31, 2015, respectively.

FINRA has approved all of the Company's subordinated borrowings. Pursuant to these approvals, these amounts are allowable in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

11. Related Party Transactions

PCM Ventures, LLC and PCM Ventures II, LLC administer and operate two investment partnerships and are affiliated with the Company through common ownership and management. PCM Ventures International, LLC administers and operates a British Virgin Islands International Business Company and is affiliated with the Company through common ownership and management. The Company provides execution, clearance, settlement and general accounting services to the investment partnerships operated by PCM Ventures, LLC and PCM Ventures II, LLC, and the British Virgin Islands International Business Company operated by PCM Ventures International, LLC.

Included in receivable from related parties at December 31, 2012 is $355,595 which represents the amount due for services allocated for the month of December 2012 in excess of amounts received from PCM.

Included in receivable from related parties at December 31, 2012 is $17,274, which represents the amount due for services allocated for the month of December, 2012 in excess of amounts received from Paradigm Funds Advisor LLC.

Interest, dividends and net realized and unrealized gains and losses recognized on securities owned by the Company that are managed directly by the principal stockholder are accrued to her benefit. At December 31, 2012, the accrued benefit to the principal stockholder was $2,780,008 and was recorded within accounts payables and accrued expenses to related parties on the consolidated statement of financial condition.

Securities owned by the principal shareholder of $203,252,250 at December 31, 2012 were available or on deposit with stock loan counterparties or banks to support Company borrowings under stock loan and short term bank loans.

12. Employee Benefit Plan

The Company maintains a deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan) which permits eligible employees to defer a percentage of their compensation. Company contributions may be made at the discretion of the Board of Directors to eligible participants. The Company did not make contributions to the Plan in 2012.

The Company has a deferred compensation plan for an employee. Benefits in this plan vest over a five year period. The Company has accrued $331,190 related to this plan as of December 31,

2012. These amounts are included in accounts payable and accrued expenses on the consolidated statement of financial condition.

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain a minimum net capital, equal to 2% of aggregate debit balances arising from customer transactions, as defined, or $1,500,000, whichever is greater. At December 31, 2012, the Company had net capital of $28,046,238, which was 43% of aggregate debit balances and $26,546,238 in excess of required minimum net capital of $1,500,000.

14. Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, some of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

In addition, the Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the year end fair value of the related securities and will incur a loss if the fair value of the securities increases subsequent to year end. The establishment

of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

15. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to reduce the risk of loss from customer default on margin credit lending by requiring initial and maintenance margin and by monitoring the quality and concentration of collateral.

The Company purchases securities and may have significant positions in its inventory subject to market and credit risk. In order to control these risks, securities positions are monitored on at least a daily basis. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold.

During the year, there were times when cash was not entirely insured or collateralized, primarily as a result of cash balances pending investment or distribution to customers.

16. Subsequent Events

The Company has performed an evaluation of all other subsequent events through March 1, 2013, the date the financial statements were issued, and noted no further events occurring subsequent to December 31, 2012 and through the date of our evaluation requiring accrual or disclosure in these financial statements.